Exhibit 99.1

March 9, 2021

GOLD STANDARD VENTURES ENGAGES CUTFIELD FREEMAN & CO. AS CONSTRUCTION CAPITAL FINANCIAL ADVISORY FIRM

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has engaged Cutfield Freeman & Co. (“Cutfield Freeman”) to provide independent advice on all aspects of mining finance related to Gold Standard’s South Railroad Project in the Carlin Trend of Nevada.

Jason Attew, President and CEO stated, “As we move forward to completing the South Railroad Project’s Feasibility Study, we are very pleased to have engaged a global mining advisory firm like Cutfield Freeman as our financial advisor. This will allow the Company to assess all avenues of construction funding upon our receipt of final permits. Cutfield Freeman has a proven track record in financing alternatives for mine construction which we believe will assist us in our objectives to finance South Railroad at a competitive cost of capital.”

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the potential financing and construction of the South Railroad Project (“SRP”), and becoming a low-cost gold producer are forward looking statements. Such forward-looking statements reflect management&$8217;s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4